UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

QUANTUM FUEL SYSTEMS TECHNOLOGIES, INC. (QTWW)

(Name of Issuer)

Common Stock, $0.02 par value (“Shares”)

(Title of Class of Securities)

74765E307

(CUSIP Number)

October 24, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 6 Pages

CUSIP No. 74765E307                                             13G                                             Page 2 of 6 Pages

1		NAME OF REPORTING PERSONS SEAMANS CAPITAL MANAGEMENT, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		☐
(b)		☑

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,044,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,044,000
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,044,000
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.50%
12		TYPE OF REPORTING PERSON OO

CUSIP No. 74765E307                                             13G                                             Page 3 of 6 Pages

Item 1(a).

Name of Issuer:

Quantum Fuel Systems Technologies Worldwide, Inc  (QTWW)  (the "Issuer").

Item 1(b).

Address of Issuer’s Principal Executive Offices:

25242 Arctic Ocean Drive
Lake Forest, CA 92630

Item 2(a)

Name(s) of Person(s) Filing:

The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”)

i)

Seamans  Capital Management, LLC (“SCM”):

This statement relates to Shares (as defined herein) held for the account of SCM, a SEC registered investment adviser, and the investors in whose accounts Shares are held under the discretionary management  of  SCM.

Item 2(b)

Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is c/o Seamans Capital Management, LLC, 500 Boylston St., Suite 420, Boston MA 02116

Item 2(c)

Citizenship:

i)

SCM LLC is a Delaware limited liability company;

Item 2(d)

Title of Class of Securities:

Common Stock, $0.02 par value (the “Shares”).

Item 2(e)

CUSIP Number:

74765E307

CUSIP No. 74765E307                                             13G                                             Page 4 of 6 Pages

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☑	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

Item 4.

Ownership:

i)

SCM – 844,000 Shares plus 1,000 January 2.50 2014 call options and 1,000 January 6 call options to acquire an additional 200,000 Shares

Item 4(a)

Amount beneficially owned:

i)

SCM – 6.50%

Item 4(b)

Percent of class:  6.50%

Item 4(c)

Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	1,044,000
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	1,044,000
(iv)	Shared power to dispose or to direct the disposition of	0

SCM – 844,000 Shares plus 1,000 January 2.50  2014 call options and 1,000 January 2014  6 calls to acquire an additional 200,000 Shares

Item 5.

Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof any of the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following  ☐.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person:

Item 6 is Not Applicable

CUSIP No. 74765E307                                             13G                                             Page 5 of 6 Pages

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Item 8.

Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.

Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.

Certification:

By signing below the Reporting Person certifies that, to the best of such person's knowledge and belief, the Securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the Securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 74765E307                                             13G                                             Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 25, 2013	SEAMANS CAPITAL MANAGEMENT LLC

	By:	/s/ Richard F. Seamans
Richard F. Seamans, Manager